SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 (650) 565 7000 (650) 565 7100 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

May 24, 2013

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Justin Kisner

Re: Ubiquiti Networks, Inc.

Registration Statement on Form S-1

Filed May 17, 2013

File No. 333-188692

Ladies and Gentlemen:

Set out below is the response to an oral comment received from Justin Kisner of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2013, relating to the Form S-1 filed on May 17, 2013, for Ubiquiti Networks, Inc. (the “Company”).

Staff Comment:

Please explain the statement in your Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, that the company’s disclosure controls and procedures were effective as of December 31, 2012, in light of the company’s delinquent filing of the information required by Item 5.07 of Form 8-K.

Response:

Item 4 of the 10-Q filing states the conclusion of the Company’s Chief Executive Officer and Chief Financial Officer that the Company’s disclosure controls and procedures required by

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Rule 13a-15 were effective at a reasonable assurance level for the reported period. As recognized by the Commission (Securities Act Release No. 33-8238 (June 5, 2003)), the Commission’s Division of Corporation Finance (Office of the Chief Accountant, Division of Corporation Finance: Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004); Staff Statement on Management’s Report on Internal Control Over Financial Reporting(March 9, 2005)) and other authorities, including particularly the Committee of Sponsoring Organizations of the Treadway Commission and the Public Company Accounting Oversight Board, controls providing reasonable assurance are appropriate. Such controls afford high, but not absolute, assurance that the relevant objectives of the controls will be achieved.

The untimely Form 8-K filing was strictly inadvertent. On February 6, 2013, after retaining new counsel, the Company was first informed by such new counsel of the requirements of Item 5.07. The information responsive to the Item was included in the Company’s Form 10-Q filed with the Commission on February 8, 2012 and the Company revised its internal procedures to ensure that final voting results will be timely disclosed on Form 8-K in the future. The matters considered at the annual meeting were all routine. The publication of the final voting result in the Form 10-Q filing had no perceptible effect on the market price for the Company’s stock. The untimely filing of the information responsive to Item 5.07 of Form 8-K is the only filing default since the Company became subject to the Commission’s reporting rules in October, 2011. Under all the circumstances, the Company believes that the conclusion that its disclosures and procedures are effective at a reasonable assurance level is justified.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 filed with the Commission on February 8, 2013;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our response at your convenience. Please do not hesitate to contact me at (650) 565-7009 or Michael Hyatte at (202) 736-8012 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Justin L. Bastian

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